29 June 2026

RELX PLC

Transactions in own shares

RELX PLC announces that during the period 22 June 2026 to 26 June 2026 it purchased through ABN AMRO Bank N.V. a total of 3,006,192 RELX PLC ordinary shares of 14 51/116 pence each on the London Stock Exchange. The purchased shares will be held as treasury shares.

RELX PLC

Transaction details: RELX PLC ordinary shares of 14 51/116 pence each

Issuer name:	RELX PLC
ISIN:	GB00B2B0DG97
Intermediary name:	ABN AMRO Bank N.V.
Intermediary Code:	ABNANL2A
Time zone:	CEST
Currency:	GBP

Aggregated information

Date of purchase	Number of ordinary shares purchased	Highest price paid (p)	Lowest price paid (p)	Volume weighted average price paid per share (p)
22/06/2026	599,677	2,393	2,324	2359.7984
23/06/2026	598,030	2,385	2,326	2366.2929
24/06/2026	601,052	2,392	2,308	2354.3933
25/06/2026	599,075	2,393	2,321	2362.1650
26/06/2026	608,358	2,368	2,290	2326.1085

Following the settlement of the above transactions, RELX PLC holds 73,295,338 ordinary shares in treasury, and has 1,755,176,283 ordinary shares in issue (excluding treasury shares). Since 2 January 2026 RELX PLC has purchased 69,187,466 ordinary shares.

Disaggregated information

In accordance with UKLR 9.6.6R and Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), detailed information about the individual purchases is provided on a weekly basis and for the period above is provided here:

http://www.rns-pdf.londonstockexchange.com/rns/2301K_1-2026-6-29.pdf

Legal Entity Identifier: 549300WSX3VBUFFJOO66